

January 12, 2024

Gabrielle Schuster
Chief Financial Officer
Earth Science Tech, Inc.
8950 SW 74th CT
Suite 101
Miami , FL 33156

> **Re: Earth Science Tech, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2023**
> **Filed June 20, 2023**
> **File No. 000-55000**

Dear Gabrielle Schuster:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2023

Report of Independent Registered Public Accounting Firm, page 18

1. Please amend your filing to include revised audit reports covering the audits of the years ended March 31, 2023 and March 31, 2022, and confirm to us that you obtained signed reports for both years ended March 31, 2023 and March 31, 2022 at the time of the filing. Refer to Rule 8-02 of Regulation S-X. In your amended report,
   - clarify the name of your independent auditor, stated as Bolko & Company on page F-1, but Bolko CPA on page 20. We note that in your Item 4.01 8-K dated August 15, 2023, amended on August 16, 2023 you state that you engaged Bolko & Associates, LLC as your auditor.
   - please have your auditor sign their audit report utilizing the same name as is registered with the PCAOB.
   - assure that the audit opinion complies with the section title requirement in paragraph .08 of PCAOB AS 3101, and with the title and paragraph position requirements in

paragraph .12 of AS 2415.
- clarify why the audit report does not refer to the audit of consolidated financial statements, and ask the auditor to correct as appropriate.
- explain the reason why the audit report includes references to financial highlights.

In amending your filing, please assure that the report includes the entirety of Item 8, and appropriate updated certifications that refer to the Form 10-K/A.

2. We note that among the PCAOB registered firms we could not find a firm registered under the name of Bolko & Company. An entity listed as R, Bolko, CPA P.A. is the successor of Bolko & Associates LLC., and is listed with the registration status "Withdrawal Pending." Pursuant to Section 102 of the Sarbanes-Oxley Act and PCAOB Rule 2100, all public accounting firms that prepare or issue audit reports with respect to any issuer, as defined, must register with the PCAOB. While a withdrawal request is pending, the firm may not thereafter engage in the preparation or issuance of an audit report for any such issuer. See PCAOB Rule 2107. Please clarify the status of your auditor at the time the audit report included in your annual report was issued to you, and tell us how you believe the financial statements in your filings are in compliance with the applicable rules. Please address this comment as applicable to Bolko & Company's audit report dated December 22, 2022 regarding its audit of the financial statements of Peaks Curative, LLC, and Bolko & Company's audit report dated February 3, 2023 regarding its audit of the financial statements for RXcompoundstore.com, LLC. Please be as detailed as necessary in your explanation.

3. Given that your Item 4.01 Form 8-K/A dated August 16, 2022 did not clearly disclose this information, please tell us whether your former auditor resigned, declined to stand for reelection or was dismissed. Tell us the date your relationship with your former auditor officially ended. Refer to Item 304(a)(1)(i) of Regulation S-K.

Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 20

4. We note that you have disclosed that your Chief Executive Officer (CEO) and Chief Financial Officer (CFO) carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures; however, you have not provided any conclusions regarding the effectiveness of disclosure controls and procedures in your annual report. Please revise your filing to disclose the conclusions that have been formulated by your CEO and CFO regarding the effectiveness of your disclosure controls and procedures as of March 31, 2023.

Management's Annual Report on Internal Control Over Financial Reporting, page 20

5. Please clarify your statement that in performing an evaluation of the effectiveness of your internal control over financial reporting as of March 31, 2023 management used the criteria "established in Internal Control-Integrated Framework issued by the board

members", since we do not recognized the framework you listed. It appears that your management should have used the criteria established in the Committee of Sponsoring Organization of the Treadway Commission (COSO) Internal Control - Integrated Framework (2013). Please refer to Item 308(a)(2) of Regulation S-K. In light of the disclosure irregularities noted in our comments, please reassess your conclusions regarding disclosure controls and procedures and internal controls over financial reporting as of March 31, 2023, and revise your filing to reflect the results of your reassessments.

Item 8. Financial Statements and Supplementary Data
Earth Science Tech, Inc. and Subsidiaries, Consolidated Financial Statements
Note 9 - Acquisition and Related Transactions, page F-17

6.   Please provide us a comprehensive accounting analysis for your November 8, 2022 purchase of RxCompoundStore.com, LLC and Peaks Curative, LLC with references to the paragraphs within the authoritative accounting literature that support your accounting, presentation and disclosures. Explain what you meant by your disclosure on page F-14 that you elected a push down accounting approach which resulted in the recognition of goodwill of $ 138,312. We note that you report Goodwill of approximately $2.2 million as of March 31, 2023, even as your unaudited Article 11 pro forma financial statements included within your amended Form 8-K/A dated March 1, 2023 state that no goodwill will result from the acquisitions; please explain this apparent inconsistency. Please explain your statement that "The Holding Company elected to amortize Goodwill over 10 years, as per prior years' policy, and charged an amortization expense of $ 13,831 in the year ended March 31, 2023" since it is not permissible to amortize goodwill under US GAAP; instead, goodwill is to be tested at the reporting unit level at least annually for impairment. Please revise your accounting policy and your financial statements for all affected periods to comply with ASC 350-20-35 if you conclude that the reporting of goodwill is appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ibolya Ignat at 202-551-3636 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences